FORM 6-K

Securities and Exchange Commission
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16
Of The
Securities Exchange Act of 1934

For the month of August 2008	Commission file number 1-12260

COCA-COLA FEMSA, S.A.B. de C.V.
(Translation of Registrant’s name into English)

Guillermo González Camarena No. 600
Col. Centro de Ciudad Santa Fé
Delegación Alvaro Obregón
México, D.F. 01210
(Address of principal office)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

             (Check One) Form 20-F  x  Form 40-F

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

             (Check One) Yes    No  x

        (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Stock Listing Information

COCA-COLA FEMSA ANNOUNCEMENT

Mexican Stock Exchange
Ticker: KOFL

Coca-Cola FEMSA and The Coca-Cola Company agreed to jointly acquire Colombian
Brisa bottled water business from Bavaria, a subsidiary of SABMiller.

Mexico City, Mexico, August 7, 2008 – Coca-Cola FEMSA, S.A.B. de C.V. (“Coca-Cola FEMSA”) and The Coca-Cola Company, entered into an agreement to jointly acquire the Colombian Brisa bottled water business (including the Brisa brand and production assets) from Bavaria, a subsidiary of SABMiller.

The closing of the transaction is subject to approval from the Colombian anti-trust authorities and compliance by both parties with customary closing conditions.

This transaction will enable us to increase our presence in the water business and complement our portfolio. Brisa sold 47 million unit cases in 2007 in Colombia.

"Through this acquisition, we will take another important step together with The Coca-Cola Company. This transaction will expand our product portfolio to satisfy our consumers' preferences, reinforce our water strategy and continue to deliver value for our shareholders," said Jose Antonio Fernandez Carbajal, Chairman of the Board of Coca-Cola FEMSA and FEMSA.

The purchase price, which will be shared equally by Coca-Cola FEMSA and The Coca-Cola Company, is US$92 million. The parties have also agreed customary arrangements regarding the performance of the business between signing and closing.

Coca-Cola FEMSA, S.A.B. de C.V. produces and distributes Coca-Cola, Sprite, Fanta, Lift and other trademark beverages of The Coca-Cola Company in Mexico (a substantial part of central Mexico, including Mexico City and southeast Mexico), Guatemala (Guatemala City and surrounding areas), Nicaragua (nationwide), Costa Rica (nationwide), Panama (nationwide), Colombia (most of the country), Venezuela (nationwide), Brazil (greater São Paulo, Campiñas, Santos, the state of Mato Grosso do Sul, part of the state of Goias and Minas Gerais) and Argentina (federal capital of Buenos Aires and surrounding areas), along with bottled water, beer and other beverages in some of these territories. The Company has 31 bottling facilities in Latin America and serves over 1,500,000 retailers in the region. The Coca-Cola Company owns a 31.6% equity interest in Coca-Cola FEMSA.

NYSE (ADR)

Ticker: KOF

Ratio of KOF L to KOF = 10:1

For Further Information:

Investor Relations

Alfredo Fernández
alfredo.fernandez@kof.com.mx
(5255) 5081-5120 / 5121

Gonzalo García
gonzalojose.garciaa@kof.com.mx
(5255) 5081-5148

Roland Karig Knebush
roland.karig@kof.com.mx
(5255) 5081-5186

Website:
www.coca-colafemsa.com

SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COCA-COLA FEMSA, S.A.B. DE C.V.
(Registrant)

Date: August 07, 2008	By: /s/ HÉCTOR TREVIÑO GUTIÉRREZ
Name: Héctor Treviño Gutiérrez
Title: Chief Financial Officer